Exhibit 99.2

DESCARTES ANNOUNCES FISCAL 2023 THIRD QUARTER FINANCIAL RESULTS
Record Services Revenues and Income from Operations

WATERLOO, Ontario — December 7, 2022 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2023 third quarter (Q3FY23). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Our customers face complexity in their supply chains from a myriad of factors, including movements in foreign exchange rates, inflation, freight cost movements, geopolitical events and fast-changing economic conditions,” said Edward J. Ryan, Descartes’ CEO. “Our job is to help our customers manage through that complexity. Our Global Logistics Network (GLN) helps shippers, carriers, and logistics services providers connect and collaborate to plan, execute, monitor and measure their trading activities in an efficient and sustainable manner. We continue to see customers trusting us to help their businesses navigate complicated times in their supply chains.”

Q3FY23 Financial Results
As described in more detail below, key financial highlights for Descartes’ Q3FY23 included:
•
Revenues of $121.5 million, up 12% from $108.9 million in the third quarter of fiscal 2022 (Q3FY22) and, principally due to movements in foreign exchange rates impacting non-USD revenues, down from $123.0 million in the previous quarter (Q2FY23);

•
Revenues were comprised of services revenues of $110.1 million (91% of total revenues), professional services and other revenues of $10.3 million (8% of total revenues) and license revenues of $1.1 million (1% of total revenues). Services revenues were up 13% from $97.2 million in Q3FY22 and up 1% from $109.4 million in Q2FY23;

•	Cash provided by operating activities of $50.9 million, up 18% from $43.3 million in Q3FY22 and up 10% from $46.4 million in Q2FY23;
•	Income from operations of $34.8 million, up 25% from $27.8 million in Q3FY22 and up 10% from $31.5 million in Q2FY23;
•	Net income of $26.5 million, up 4% from $25.5 million in Q3FY22 and up 16% from $22.9 million in Q2FY23. Net income as a percentage of revenue was 22%, compared to 23% in Q3FY22 and 19% in Q2FY23;
•	Earnings per share on a diluted basis of $0.31, compared to $0.30 in Q3FY22 and $0.27 in Q2FY23; and
•
Adjusted EBITDA of $54.5 million, up 13% from $48.2 million in Q3FY22 and up 1% from $54.0 million in Q2FY23. Adjusted EBITDA as a percentage of revenues was 45%, compared to 44% in both Q3FY22 and Q2FY23.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q3 FY23	Q2 FY23	Q1 FY23	Q4 FY22	Q3 FY22
Revenues	121.5	123.0	116.4	112.4	108.9
Services revenues	110.1	109.4	102.8	99.5	97.2
Gross margin	77%	77%	76%	76%	76%
Cash provided by operating activities	50.9	46.4	44.4	45.5	43.3
Income from operations	34.8	31.5	30.6	26.0	27.8
Net income	26.5	22.9	23.1	19.2	25.5
Net income as a % of revenues	22%	19%	20%	17%	23%
Earnings per diluted share	0.31	0.27	0.27	0.22	0.30
Adjusted EBITDA	54.5	54.0	51.2	50.1	48.2
Adjusted EBITDA as a % of revenues	45%	44%	44%	45%	44%

Year-to-Date Financial Results
As described in more detail below, key financial highlights for Descartes’ nine-month period ended October 31, 2022 (9MFY23) included:
•	Revenues of $360.9 million, up 16% from $312.3 million in the same period a year ago (9MFY22);
•
Revenues were comprised of services revenues of $322.3 million (89% of total revenues), professional services and other revenues of $31.9 million (9% of total revenues) and license revenues of $6.7 million (2% of total revenues). Services revenues were up 16% from $279.0 million in 9MFY22;

•	Cash provided by operating activities of $141.7 million, up 8% from $130.6 million in 9MFY22;
•	Income from operations of $96.8 million, up 25% from $77.4 million in 9MFY22;
•	Net income of $72.5 million, up 8% from $67.1 million in 9MFY22. Net income as a percentage of revenues was 20%, compared to 21% in 9MFY22;
•	Earnings per share on a diluted basis of $0.84, up 8% from $0.78 in 9MFY22; and
•	Adjusted EBITDA of $159.8 million, up 18% from $135.6 million in 9MFY22. Adjusted EBITDA as a percentage of revenues was 44%, compared to 43% in 9MFY22.

The following table summarizes Descartes’ results in the categories specified below over 9MFY23 and 9MFY22 (unaudited, dollar amounts in millions):

	9MFY23	9MFY22
Revenues	360.9	312.3
Services revenues	322.3	279.0
Gross margin	77%	76%
Cash provided by operating activities	141.7	130.6
Income from operations	96.8	77.4
Net income	72.5	67.1
Net income as a % of revenues	20%	21%
Earnings per diluted share	0.84	0.78
Adjusted EBITDA	159.8	135.6
Adjusted EBITDA as a % of revenues	44%	43%

Cash Position
At October 31, 2022, Descartes had $237.4 million in cash. Cash increased by $48.4 million in Q3FY23 and increased $24.0 million in 9MFY23. The table set forth below provides a summary of cash flows for Q3FY23 and 9MFY23 in millions of dollars:

	Q3FY23	9MFY23
Cash provided by operating activities	50.9	141.7
Additions to property and equipment	(1.0)	(4.4)
Acquisitions of subsidiaries, net of cash acquired	-	(104.0)
Payment of debt issuance costs	-	(0.1)
Issuances of common shares, net of issuance costs	1.2	1.7
Payment of contingent consideration	-	(5.2)
Effect of foreign exchange rate on cash	(2.7)	(5.7)
Net change in cash	48.4	24.0
Cash, beginning of period	189.0	213.4
Cash, end of period	237.4	237.4

Credit Facility
On December 7, 2022, Descartes amended its $350.0 million revolving operating credit facility (the “Credit Facility”) that is available for general corporate purposes, including the financing of ongoing working capital needs and acquisitions. With the amendments, the Credit Facility’s features include:
•	With the approval of the lenders, the ability to expand the Credit Facility to a total of $500.0 million;
•	A five-year maturity with no fixed repayment dates prior to the end of the five-year term ending December 2027;
•	Borrowings under the Credit Facility are secured by a first charge over substantially all of Descartes’ assets;
•
Depending on the type of advance, interest rates under the revolving operating portion of the credit facility are based on the Canada or US prime rate, Canadian Dollar Offered Rate (CDOR) or the Secured Overnight Financing Rate (SOFR) plus an additional 0 to 250 basis points based on the ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization, as defined in the Credit Facility;

•	A standby fee of between 20 to 40 basis points will be charged on all undrawn amounts; and
•	Certain customary representations, warranties and guarantees, and covenants.

As at October 31, 2022, $350.0 million of the Credit Facility remained available for use. We were in compliance with the covenants of the Credit Facility as at October 31, 2022 and remain in compliance as of today.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:30 p.m. ET on Wednesday, December 7. Designated numbers are +1 866 455 3403 for North America and +1 647 484 8332 for international, using Passcode 97832885#.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations/financial-information. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available until December 14, 2022, at the following address: https://onlinexperiences.com/Launch/QReg/ShowUUID=1D5944DA-D888-48B0-81C1-6D0326CA6AA1&LangLocaleID=1033 using Passcode: EV00137820. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations/financial-information.

About Descartes
Descartes (Nasdaq: DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the current and future potential impact of the war in Ukraine and the COVID-19 pandemic on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the current war in Ukraine and the COVID-19 pandemic not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed six acquisitions since the beginning of fiscal 2022 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q3FY23, Q2FY23, Q1FY23, Q4FY22, and Q3FY22, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q3FY23	Q2FY23	Q1FY23	Q4FY22	Q3FY22
Net income, as reported on Consolidated Statements of Operations	26.5	22.9	23.1	19.2	25.5
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	0.3	0.3	0.3
Investment income	(1.1)	(0.5)	(0.2)	(0.1)	(0.1)
Income tax expense	9.0	8.8	7.4	6.7	2.1
Depreciation expense	1.3	1.3	1.2	1.3	1.3
Amortization of intangible assets	14.7	16.1	15.1	15.0	15.4
Stock-based compensation and related taxes	3.6	3.8	2.9	2.9	3.0
Other charges	0.2	1.3	1.4	4.8	0.7
Adjusted EBITDA	54.5	54.0	51.2	50.1	48.2

Revenues	121.5	123.0	116.4	112.4	108.9
Net income as % of revenues	22%	19%	20%	17%	23%
Adjusted EBITDA as % of revenues	45%	44%	44%	45%	44%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 9MFY23 and 9MFY22, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	9MFY23	9MFY22
Net income, as reported on Consolidated Statements of Operations	72.5	67.1
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.8	0.8
Investment income	(1.7)	(0.2)
Income tax expense	25.2	9.7
Depreciation expense	3.8	3.8
Amortization of intangible assets	45.9	44.1
Stock-based compensation and related taxes	10.3	8.7
Other charges	3.0	1.6
Adjusted EBITDA	159.8	135.6

Revenues	360.9	312.3
Net income as % of revenues	20%	21%
Adjusted EBITDA as % of revenues	44%	43%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	October 31,	January 31,
	2022	2022 (Audited)
ASSETS
CURRENT ASSETS
Cash	237,356	213,437
Accounts receivable (net)
Trade	45,712	41,705
Other	9,385	14,075
Prepaid expenses and other	22,846	21,974
Inventory	786	868
	316,085	292,059
OTHER LONG-TERM ASSETS	20,409	18,652
PROPERTY AND EQUIPMENT, NET	11,045	10,817
RIGHT-OF-USE ASSETS	7,014	10,571
DEFERRED INCOME TAXES	11,393	14,962
INTANGIBLE ASSETS, NET	232,216	229,609
GOODWILL	658,040	608,761
	1,256,202	1,185,431
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	12,640	10,566
Accrued liabilities	72,296	56,442
Lease obligations	3,358	4,029
Income taxes payable	5,993	5,616
Deferred revenue	63,459	56,780
	157,746	133,433
LONG-TERM DEBT	-	-
LEASE OBLIGATIONS	4,241	7,382
DEFERRED REVENUE	2,474	1,920
INCOME TAXES PAYABLE	8,322	7,354
DEFERRED INCOME TAXES	35,255	35,523
	208,038	185,612

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 84,817,994 at October 31, 2022 (January 31, 2022 – 84,756,210)	538,354	536,297
Additional paid-in capital	483,001	473,303
Accumulated other comprehensive income (loss)	(48,289)	(12,393)
Retained earnings	75,098	2,612
	1,048,164	999,819
	1,256,202	1,185,431

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2022	2021	2022	2021
1.
2. REVENUES	121,467	108,911	360,873	312,319
3. COST OF REVENUES	27,530	25,607	84,272	74,926
4. GROSS MARGIN	93,937	83,304	276,601	237,393
EXPENSES
Sales and marketing	14,637	12,246	42,188	34,585
Research and development	17,400	15,989	52,124	46,681
General and administrative	12,293	11,139	36,635	33,000
Other charges	200	672	2,971	1,606
Amortization of intangible assets	14,710	15,364	45,844	44,110
	59,240	55,410	179,762	159,982
INCOME FROM OPERATIONS	34,697	27,894	96,839	77,411
INTEREST EXPENSE	(285)	(292)	(847)	(841)
INVESTMENT INCOME	1,037	51	1,651	175
5.INCOME BEFORE INCOME TAXES	35,449	27,653	97,643	76,745
INCOME TAX EXPENSE (RECOVERY)
Current	9,252	4,615	21,591	11,481
Deferred	(272)	(2,453)	3,566	(1,824)
	8,980	2,162	25,157	9,657
NET INCOME	26,469	25,491	72,486	67,088
EARNINGS PER SHARE
Basic	0.31	0.30	0.85	0.79
Diluted	0.31	0.30	0.84	0.78
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	84,797	84,636	84,782	84,569
Diluted	86,483	86,328	86,400	86,164

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2022	2021	2022	2021
OPERATING ACTIVITIES
Net income	26,469	25,491	72,486	67,088
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,289	1,282	3,835	3,784
Amortization of intangible assets	14,710	15,364	45,844	44,110
Stock-based compensation expense	3,576	2,951	10,099	8,118
Other non-cash operating activities	(97)	(73)	(46)	484
Deferred tax (recovery) expense	(272)	(2,453)	3,566	(1,824)
Changes in operating assets and liabilities	5,240	776	5,962	8,858
Cash provided by operating activities	50,915	43,338	141,746	130,618
INVESTING ACTIVITIES
Additions to property and equipment	(1,005)	(1,254)	(4,427)	(3,850)
Acquisition of subsidiaries, net of cash acquired	-	-	(103,988)	(90,278)
Cash used in investing activities	(1,005)	(1,254)	(108,415)	(94,128)
FINANCING ACTIVITIES
Credit facility and other debt repayments	-	-	-	(1,068)
Payment of debt issuance costs	-	-	(66)	(60)
Issuance of common shares for cash, net of issuance costs	1,156	1,042	1,655	2,539
Payment of contingent consideration	-	-	(5,215)	-
Cash provided by (used in) financing activities	1,156	1,042	(3,626)	1,411
Effect of foreign exchange rate changes on cash	(2,740)	(405)	(5,786)	(483)
Increase in cash	48,326	42,721	23,919	37,418
Cash, beginning of period	189,030	128,358	213,437	133,661
Cash, end of period	237,356	171,079	237,356	171,079